Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report

Amounts in USD

Dates

Collection Period No.	47			
Collection Period (from... to)	1-May-2019	31-May-2019		
Determination Date	13-Jun-2019			
Record Date	14-Jun-2019			
Distribution Date	17-Jun-2019			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-May-2019	17-Jun-2019	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-May-2019	15-Jun-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	323,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	215,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	441,580,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	157,000,000.00	75,594,664.37	64,457,501.42	11,137,162.95	70.937344	0.410557
Total Note Balance	**1,505,580,000.00**	**75,594,664.37**	**64,457,501.42**	**11,137,162.95**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	114,199,366.50	103,062,203.55			
Yield Supplement Overcollateralization Amount	72,757,380.27	3,785,606.28	3,343,803.22			
Pool Balance	**1,616,945,465.46**	**117,984,972.78**	**106,406,006.77**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.820000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.709630%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.340000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.750000%	110,242.22	0.702180	11,247,405.17	71.639523
Total		**$110,242.22**		**$11,247,405.17**	

Amounts in USD

Available Funds | Distributions

Available Funds		Distributions	
Principal Collections	11,502,796.69	(1) Total Servicing Fee	98,320.81
Interest Collections	283,650.43	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	24,445.90	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	193,818.72	(3) Interest Distributable Amount Class A Notes	110,242.22
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	29,515.14	(6) Regular Principal Distributable Amount	11,137,162.95
Available Collections	**12,034,226.88**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	688,500.90
Available Funds	**12,034,226.88**	**Total Distribution**	**12,034,226.88**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	98,320.81	98,320.81	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	110,242.22	110,242.22	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	110,242.22	110,242.22	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	110,242.22	110,242.22	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	11,137,162.95	11,137,162.95	0.00
Aggregate Principal Distributable Amount	11,137,162.95	11,137,162.95	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	7,546.66
minus Net Investment Earnings	7,546.66
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	7,546.66
Net Investment Earnings on the Collection Account	21,968.48
Investment Earnings for the Collection Period	29,515.14

Notice to Investors

Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	117,984,972.78	14,056
Principal Collections	8,759,344.75	
Principal Collections attributable to Full Pay-offs	2,743,451.94	
Principal Purchase Amounts	0.00	
Principal Gross Losses	76,169.32	
Pool Balance end of Collection Period	106,406,006.77	13,406
Pool Factor	6.58%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.89%
Weighted Average Number of Remaining Payments	54.86	15.61
Weighted Average Seasoning (months)	10.12	54.46

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	105,150,958.38	13,292	98.82%
31-60 Days Delinquent	968,019.44	83	0.91%
61-90 Days Delinquent	242,453.28	26	0.23%
91-120 Days Delinquent	44,575.67	5	0.04%
Total	106,406,006.77	13,406	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	76,169.32	10	16,296,579.71	680
Principal Net Liquidation Proceeds	24,410.45		3,527,498.67	
Principal Recoveries	190,701.52		7,797,249.37	
Principal Net Loss / (Gain)	(138,942.65)		4,971,831.67	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(1.486%)
Prior Collection Period	(1.289%)
Second Prior Collection Period	(0.295%)
Third Prior Collection Period	(0.053%)
Four Month Average	(0.781%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance   0.307%

Average Net Loss / (Gain)   7,311.52

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.